Exhibit 99.(4)(k)

ANNUAL RENEWABLE TERM RIDER - LAST SURVIVOR

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary — This Rider provides additional coverage on the Insureds under the Policy as long as the Policy is In Force and this Rider has not terminated.  The Face Amount of this Rider contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy.  Death Benefit Proceeds are payable to the beneficiary as described in the Policy.  This Rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy.  This Rider does not have cash values.

Insureds — As used in this Rider, the Insureds means the two individuals covered under the Policy’s Basic Life Coverage, as shown in the Policy Specifications.

Survivor — is the Insured remaining alive after the first death of the two Insureds.  If the two Insureds die in close proximity such that it cannot be determined who died first, unless otherwise provided, it shall be assumed that the younger survived the older.

Rider Coverage Layer — The Rider Coverage Layer is a layer of insurance coverage under this Rider.  There may be one or more Rider Coverage Layers.  Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer.  Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges.  The Face Amount, Risk Class, Coverage Layer Date, and set of charges for the initial Rider Coverage Layer are shown in the Policy Specifications, whereas the Face Amount, Risk Class, Coverage Layer Date, and set of charges for any Rider Coverage Layer added at a later time will be shown in a Supplemental Schedule of Coverage sent to you at that time.  The Coverage Layer Date and the schedule of Coverage Charges associated with each Rider Coverage Layer remain unchanged until this Rider is terminated.

Rider Face Amount — The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Elective Increase in Rider Face Amount — An Elective Increase in Rider Face Amount is an increase that you apply for after the Rider has been issued.  Not all policies allow for such increases.  If the Policy allows elective increases in Face Amount, then increases in this Rider are also allowed.

You may submit an application to increase the Rider Face Amount.  Your application must include Evidence of Insurability satisfactory to us and is subject to our approval.  The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve.  We reserve the right to limit increases to one per Policy year and to charge a fee to evaluate insurability, not to exceed the Maximum Fee per Evaluation of Insurability shown in the Policy Specifications.   Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage, which will include the following information:

•                  The increased Rider Face Amount and the effective date of the increase;

•                  The Risk Class for the increase;

•                  The Maximum Monthly Cost of Insurance Rates applicable to the increase;

•                  The Maximum Monthly Coverage Charge for the increase; and

•                  If the Guideline Premium Test is used, the new Guideline Premiums.

Impact of Changes to Policy Benefits on the Rider Face Amount — If the Total Face Amount of the Policy is increased via a policy change other than a requested or scheduled increase, then the Coverage Layer with the most recent Coverage Layer Date will be increased. If more than one Coverage Layer shares the most recent Coverage Layer Date, then the Coverage Layer with the highest priority will be increased.

The priority of Coverage Layers is listed below, in order from highest to lowest:

•                  First, this Rider;

•      Second, any scheduled annual renewable term rider;

•                  Third, any rider that contributes to the Total Face Amount; and

•                  Finally, any Basic Life Coverage Layer.

Decrease in Rider Face Amount — You may request to decrease the Rider Face Amount, subject to the provisions in the Policy.

If the Face Amount of the Policy is decreased via a policy change other than a requested decrease, then the most recently added Coverage Layer will be decreased or eliminated in the following order:

•                  First, the Face Amount of any scheduled annual renewable term rider;

•                  Then, the Face Amount of this Rider;

•                  Then, the Face Amount of any other rider that contributes to the Total Face Amount; and

•                  Finally, the Face Amount of Basic Life Coverage under the Policy.

CHARGES

Charge for this Rider — On each Monthly Payment Date prior to the Monthly Deduction End Date, there is a charge for this Rider equal to the sum of:

•      The Rider Coverage Charge; and

•      The Rider Cost of Insurance Charge.

Such charges may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached.  The charges described here are maximum charges we guarantee as shown in the Policy Specifications.  We may charge less than these maximum charges.  Any lesser charge will apply uniformly to all members of the same Class.  Rider Charges, including the Rider Cost of Insurance Charges, can be adjusted by us in our sole and exclusive discretion, based on future anticipated or emerging experience factors such as investment earnings, mortality, persistency, taxes and expenses which will not exceed the maximums as shown in the Policy Specifications.  We may profit from such charges and may use those profits for any lawful purpose such as the payment of distribution and administrative expenses.  There are no Monthly Deductions on and after the Monthly Deduction End Date.  We may adjust Rider Charges no more frequently than once per Policy Year and any change to a Rider Charge will be based on the initial rating class.

Rider Coverage Charge — The Coverage Charge for this Rider is the sum of the Coverage Charges for each Rider Coverage Layer.  The Coverage Charge for the initial Rider Coverage Layer will not exceed the Maximum Monthly Coverage Charge shown in the Policy Specifications.  The Coverage Charge for any later Rider Coverage Layer will not exceed the Maximum Monthly Coverage Charge shown in the Supplemental Schedule of Coverage to be sent to you when the Rider Coverage Layer is added.  This charge is based on the Face Amount of the Rider Coverage Layer as of its Coverage Layer Date.  Coverage Charges on Rider Coverage Layers will not be eliminated or change directly as a result of a decrease in Face Amount, even if the Face Amount of the associated Rider Coverage Layer is reduced to a zero dollar value.  The Rider Coverage Charge will be eliminated upon the termination of this Rider.

Rider Cost of Insurance Charge — The Cost of Insurance Charge for this Rider is the sum of the Cost of Insurance Charge for each Rider Coverage Layer.  The Cost of Insurance Charge for each Rider Coverage Layer will not exceed (a) multiplied by (b), where:

(a)   Is the Monthly Cost of Insurance Rate for the Coverage Layer divided by 1000; and

(b)   Is the Net Amount at Risk allocated to the Coverage Layer.

The Maximum Monthly Cost of Insurance Rate is shown in the Policy Specifications.  The Net Amount at Risk is allocated proportionately to each Coverage Layer, including each Coverage Layer of other Riders that contribute to the Total Face Amount and each Coverage Layer of Basic Life Coverage under the Policy, according to Face Amount.

GENERAL PROVISIONS OF THIS RIDER

Conversion — This Rider is not convertible.

Effective Date — This Rider is in effect on the Policy Date unless otherwise stated.  If the Rider is in effect after the Policy Date, the Effective Date for this Rider will be shown on the Policy Specifications.

Rider Termination — This Rider will terminate on the earlier of:

•      Your Written Request;

•      The date  the Policy ceases to be In Force;

•      The date the Rider Face Amount decreases to zero; or

•      The death of the Survivor.

Upon Rider Termination, all charges and any benefits associated with the Rider will also be terminated.

Reinstatement — If the Policy lapses and is later reinstated under its Reinstatement provision, then this Rider will also be reinstated as long as this Rider was in effect on the date the Policy ceased to be In Force.

Effect of Additional Benefits on Rider Provisions — Your policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read your entire policy including this Rider and all other forms carefully.

Conformity with IIPRC Standards — This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Rider’s Effective Date.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]	[(800) 347-7787]